FORM 4
                                                                                                    --------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                              OMB APPROVAL
    SUBJECT TO SECTION 16. FORM 4 OR                                                                --------------------------------
    FORM 5 OBLIGATIONS MAY CONTINUE.                                                                OMB NUMBER:           3235-0287
    SEE INSTRUCTION 1(b).                                                                           EXPIRES:   SEPTEMBER 30, 1998
    (PRINT OR TYPE RESPONSES)                                                                       ESTIMATED AVERAGE BURDEN
                                                                                                    HOURS PER RESPONSE..........0.5
                                                                                                    --------------------------------
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
   FCMI Financial Corp.                     Gold Standard, Inc. (GSTD)                         (Check all applicable)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [ ] Director  [X] 10% Owner
                                            Security Number                                   [ ]Officer    [ ]Other
                                            of Reporting       September 1999                  (give title   (specify title
    181 Bay Street                          Person                                                below)        below)
---------------------------------------     (Voluntary)                                        ----------------------------
        (Street)
------------------------------------------------------------------------------------------------------------------------------------
Toronto  Ontario, Canada   M5J 2T3                     5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------                   Date of Original    (Check Applicable Line)
   (City)   (State)         (Zip)                         (Month/Year)             [ ] Form filed by One Reporting Person
                                                                                   [X] Form filed by More than One Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)
                                  -------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price (Instr. 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share        9/28/99       S              10,000        D     $3.250
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share        9/28/99       S               1,000        D     $3.125
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share        9/29/99       S               5,000        D     $3.250     105,218 (1)            D                (2)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

*If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 (7/96)

                                       1

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/Year)   (Instr. 8)      Securities
   (Instr. 3)     Derivative                                        Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)


                                                --------------------------------
                                                      Code    V    (A)      (D)
--------------------------------------------------------------------------------
Warrants to
Purchase
Common Stock       $12.00(1)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
-----------------------------------------------------------------------------------------------------------
 Immed.   3/31/03  Common Stock  46,875(1)    N.A.            46,875           D                  (2)
                                                              (1)(3)
-----------------------------------------------------------------------------------------------------------

Explanation of Responses:

1. All share amounts in Table I and all share amounts and exercise prices in Table II reflect a one-for-four reverse split effective April 1, 1998 and a second one-for-four reverse split effective November 8, 1998.

2. All shares and warrants reported in this Form 4 are owned directly by FCMI Financial Corp. ("FCMI"). Mr. Albert D. Friedberg is the President of FCMI, which is controlled by Mr. Friedberg and owned by Mr. Friedberg and members of his immediate family.

3. Amounts in this column reflect the expiration (i) on July 18, 1999 of warrants to purchase 46,875 shares at $36.00 per share and (ii) on May 10, 1999 of warrants to purchase 37,500 shares at $24.00 per share (in each case, giving effect to both reverse splits described in Note 1 above.).

                                                                                   FCMI Financial Corp.         October 5, 1999
**Intentional misstatements or omissions of facts constitute Federal Criminal
Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                   By: /s/ ENRIQUE FENIG
Note: File three copies of this Form, one of which must be manually signed.        ------------------------
                                                                                   Enrique Fenig
                                                                                   Executive Vice President
If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently      /s/ ALBERT D. FRIEDBERG.     October 5, 1999
valid OMB Number.                                                                  ------------------------
                                                                                   Albert D. Friedberg

                FORM 4 - ADDITIONAL REPORTING PERSON INFORMATION


1.       Name and Address of Additional Reporting Person:

         Albert D. Friedberg
         181 Bay Street
         Toronto, Ontario, Canada  M5J 2T3


                                       3